EXHIBIT A
IDENTITY OF GROUP MEMBERS PURSUANT TO ITEM 8
The members of the group are:
Highland Crusader Offshore Partners, L.P.;
Highland Capital Management, L.P.;
Strand Advisors, Inc. ;
James Dondero;
Highland Equity Focus Fund, L.P. ;
Highland Select Equity Fund, L.P. ;
Highland Capital Management Services, Inc. ;
Prospect Street High Income Portfolio, Inc. ;
PAMCO Caymans LTD. ;
The Canis Minor Trust ; and
The Canis Major Trust .